Media release

Rio Tinto agrees sale of Coal & Allied

24 January 2017

Rio Tinto has reached a binding agreement for the sale of its wholly-owned Australian subsidiary Coal & Allied Industries Limited to Yancoal Australia Limited for up to $2.45 billion comprising:

  An initial $1.95 billion cash payment, payable at completion; and
  $500 million in aggregate deferred cash payments, payable as annual instalments of $100 million over five years following completion.

Prior to 24 February 2017, Yancoal Australia is entitled to elect an alternative purchase price structure of a single cash payment at completion of $2.35 billion.

After the sale is completed, Rio Tinto will also be entitled to potential royalties.

Rio Tinto chief executive J-S Jacques said “This sale delivers outstanding value for our shareholders and is consistent with our strategy of reshaping our portfolio to ensure the most effective use of capital.

Our world-class assets, strong balance sheet and relentless focus on cash will ensure that we deliver superior returns for our shareholders.

We are confident that Coal & Allied will continue to contribute to the New South Wales economy and the communities of the Hunter Valley under a new owner.”

In addition to the sale consideration and potential royalties linked to the coal price, Rio Tinto will continue to benefit from earnings and cashflow generated by Coal & Allied until completion of the transaction. The Coal & Allied operations will also continue to use Rio Tinto Marine freight services following completion of the transaction.

The transaction is subject to certain conditions precedent being satisfied, including approvals from the Australian Government, Chinese regulatory agencies and the NSW Government.

As a result of the shareholding levels of various Chinese state-owned entities in each of Yankuang, Yanzhou and Chinalco (Aluminium Corporation of China), and Chinalco being a 10.1 per cent shareholder in the Rio Tinto Group, Yancoal Australia is considered to be a related party of Rio Tinto for the purposes of the UK Listing Rules and the ASX Listing Rules. Accordingly, approval is also required from a majority of independent Rio Tinto shareholders (that is, not including Chinalco and any other entities considered to be associates of Chinalco under the UK Listing Rules).

Subject to all approvals and other conditions precedent being satisfied, it is expected that the transaction will complete in the second half of 2017.

The sale of Coal & Allied represents the culmination of an extensive assessment of all strategic options for these assets. Rio Tinto has conducted a comprehensive market testing and price discovery process and has held extensive discussions with several potential acquirers of the asset but Yancoal Australia provided the only offer that represented compelling value for the assets.

Rio Tinto has now announced or completed at least $7.7 billion of divestments since 2013. These transactions include the sale of Rio Tinto’s interests in the Clermont coal mine, the Bengalla coal mine and the Mount Pleasant coal project. In addition, the restructuring of ownership of the Coal & Allied assets was completed with our joint venture partner Mitsubishi Development Pty Ltd in 2016.

Coal & Allied

Coal & Allied is the holding company for Rio Tinto's thermal coal business in the Hunter Valley region of New South Wales. Coal & Allied owns and operates multiple, multi-seam open cut mines in the Hunter Valley. It has a 67.6 per cent interest in the Hunter Valley Operations mine, an 80 per cent interest in the Mount Thorley mine, a 55.6 per cent interest in the Warkworth mine, a 36.5 per cent interest in Port Waratah Coal Services (which owns a coal export terminal located at the Port of Newcastle) and other undeveloped coal assets, including various landholdings.

The Hunter Valley Operations and Mount Thorley Warkworth mines together produced 25.9 million tonnes of saleable thermal and semi-soft coking coal in 2016 (17.1 million tonnes Rio Tinto share).

The net assets subject to this sale agreement had earnings before tax of $102 million in the year to 31 December 2015, and a gross asset value attributable to them of $1,895 million as at 30 June 2016.

This financial information has been prepared under International Accounting Standards and Rio Tinto Group accounting policies, and reflects the financial results attributable to the net assets subject of the sale to Yancoal Australia. The financial information given above reflects the results of a restructure to the Coal & Allied group completed on 3 February 2016 in which Rio Tinto obtained 100 per cent ownership of Coal & Allied and a 67.6 per cent interest in the Hunter Valley Operations joint venture. Earnings before tax and gross assets attributable to Coal & Allied’s former ownership of the Mount Pleasant project and a 40 per cent interest in the Bengalla joint venture have been excluded.

Yancoal Australia

Yancoal Australia is listed on the Australian Securities Exchange. It is owned 78 per cent by Yanzhou Coal Mining Company Limited, which is listed on the Hong Kong, Shanghai and New York Stock Exchanges. Yanzhou is in turn owned 56 per cent by Yankuang Group Company Limited, which is controlled by State-owned Assets Supervision and Administration Commission of Shandong Province in the People's Republic of China. Yancoal Australia operates a portfolio of seven mines, projects under feasibility study, a suite of exploration assets and infrastructure shareholdings across New South Wales, Queensland and Western Australia.

Yancoal Australia intends to fund the transaction by way of a capital raising and pro-rata renounceable rights issue of ordinary shares. The Yancoal Australia rights issue is expected to be launched in the second quarter of 2017 after certain key conditions precedent to closing of the transaction (including the respective shareholder votes) have been satisfied.

Key terms and conditions

The initial cash payment of $1.95 billion will be subject to customary completion adjustments for net debt and net working capital described below. A further $500 million in aggregate will be payable as annual instalments of $100 million each over five years following completion.

Yancoal Australia is entitled to elect, prior to 24 February 2017, for an alternative purchase price structure of a single cash payment at completion of $2.35 billion.

After completion of the sale, Rio Tinto will become entitled to a quarterly coal price linked royalty calculated as $2 per tonne (subject to an annual Australian Consumer Price Index (CPI) adjustment) of attributable saleable production excluding certain customer tonnes from Coal & Allied, for a period of 10 years commencing on the third anniversary of completion. This royalty will be payable if the Newcastle benchmark thermal coal price exceeds $75 per tonne (subject to annual CPI adjustment over the term of the royalty).

In addition to the cash consideration payable by Yancoal Australia upon completion and Rio Tinto’s future royalties entitlement:

  Earnings and cashflow generated by Coal & Allied between this announcement and completion will continue for the benefit of Rio Tinto;
  Yancoal Australia will assume an agreed base working capital value for Coal & Allied of negative A$161 million and there will be customary completion adjustments for working capital variances and any net debt incurred by Coal & Allied between now and completion;
  Yancoal Australia will assume the assets on a net debt-free basis;
  There is a potential adjustment to consideration for receipt of certain outstanding subordinate approvals; and
  Yancoal Australia will assume Rio Tinto’s coal supply obligations in relation to certain coal supply contracts and Yancoal Australia will continue to use Rio Tinto Marine’s freight services for the sea freight component of certain coal supply agreements.

Rio Tinto will use the consideration received for general corporate purposes. In the near term, completion of the transaction will reduce the net indebtedness of Rio Tinto. Completion of the transaction is not expected to have a material impact on Rio Tinto’s earnings per share.

The transaction is subject to certain conditions precedent being satisfied as outlined on page one as well as a Yanzhou shareholder vote. Yankuang, which owns 56 per cent of Yanzhou, has irrevocably undertaken to vote its Yanzhou shares at the Yanzhou shareholder meeting to approve the transaction.

In addition, the transaction is conditional upon BLCP Power Limited (a Thai power generator) consenting to the novation to Yancoal of all the rights and obligations of Rio Tinto under its long-term coal supply agreement with Rio Tinto. Rio Tinto may waive the novation condition precedent if an alternative commercial approach can be implemented.

In accordance with Rio Tinto’s obligations under the HVO Joint Venture Agreement with Mitsubishi, Yancoal Australia will also make a ‘tag’ offer to Mitsubishi to acquire its 32.4 per cent interest in the Hunter Valley Operations coal mine. Any offer must be made within 45 days after the date the cash price for that interest is determined, in line with the HVO Joint Venture Agreement. The HVO Joint Venture Agreement has an agreed mechanism for negotiating and agreeing on a value of any tag offer, including determination by an independent expert if required. Yancoal Australia and Mitsubishi are obliged to try to agree on the fair market value of the participating interest and, if no agreement is reached, the parties must nominate their assessment of the fair market value of the participating interest. If those values are within 10 per cent of each other, then the fair market value will be the average of the two values, otherwise, an independent valuer will be appointed who must choose between the two values. Once the fair market value has been determined, Mitsubishi may ultimately elect to accept or reject any tag-along offer.

Exclusivity arrangements

The Sale and Purchase Agreement contains customary terms and conditions for an agreement of this nature that restrict Rio Tinto from soliciting a competing proposal from any third party, or entering into negotiations or discussions in relation to a competing proposal with any third party. These exclusivity arrangements apply during the period commencing on the date of this announcement and ending on the date of completion of the transaction.

Rio Tinto must notify Yancoal Australia if it receives a competing proposal and must provide Yancoal Australia with details of the party making the proposal and the terms of the proposal. Rio Tinto must also provide Yancoal Australia with the opportunity to present a counter offer. If any such counter offer is determined by the Rio Tinto board to be equally or no less favourable than the competing proposal, then Rio Tinto must accept the counter offer.

The restriction on negotiations or discussions with third parties does not prevent Rio Tinto from engaging in such negotiations or discussions, up until the date that Rio Tinto shareholders approve the transaction, if the Rio Tinto board (after having considered advice from its legal and financial advisers), acting in good faith, determines that a competing proposal is (or is reasonably likely to become) a superior proposal available to Rio Tinto and that compliance with the restriction would constitute a breach of their fiduciary or statutory duties. To constitute a superior proposal, a competing proposal must propose the acquisition of 100 per cent of Coal & Allied for cash consideration (including any deferred consideration and price adjustments) and royalty payments together having a net present value exceeding the total value of the consideration payable under the transaction by at least $100 million and be reasonably capable of being completed on a timely basis (if completed substantially in accordance with its terms) and be more favourable to Rio Tinto shareholders.

Yancoal Australia may terminate the transaction if a material adverse change occurs in relation to Coal & Allied. Yancoal Australia may also terminate the transaction if it is unable to secure sufficient funding from the proposed rights issue to complete the transaction and has been unable to raise sufficient funding from other sources on reasonably acceptable terms (in each case having used all reasonable endeavours), with a termination fee of $23.5 million being payable to Rio Tinto. The transaction may also be terminated by either party on certain other customary grounds.

Timing and next steps

Rio Tinto will convene extraordinary general meetings of the independent Rio Tinto shareholders to vote on the transaction, and these meetings are expected to be held during the second quarter of 2017.

The Rio Tinto board considers the transaction to be in the best interests of Rio Tinto shareholders and intends to recommend that shareholders approve the transaction.

In advance of these meetings, Rio Tinto will send to shareholders a notice of meeting and explanatory memorandum which provides more detail on the transaction, as well as an independent expert's report on whether the transaction is fair and reasonable.

Subject to all approvals and other conditions precedents being satisfied, it is expected that the transaction will complete in the second half of 2017.

Shareholders need not take any action at this stage in relation to the transaction.

This announcement contains inside information.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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